March 29, 2005

     Mail Stop 0408

By U.S. Mail and facsimile to (919) 556-5300

Robert C. White
President, Chief Executive Officer and Director
Wake Forest Bancshares, Inc.
302 South Brooks Street
Wake Forest, NC  27587

Re:	Wake Forest Bancshares, Inc.
	Form 10-KSB filed December 23, 2004
	Form 10-QSB filed February 14, 2005
      File Number: 000-25999

Dear Mr. White:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed on December 23, 2004

Business

Asset Quality - page 12
1. Please revise your allowance for loan loss disclosure on page
14
in future filings to clearly describe your systematic analysis and procedural discipline, required by FRR-28, for determining the allowance for loan losses related to your homogeneous loan groups. Specifically discuss:
* How you evaluate homogeneous loan groups for impairment in accordance with SFAS No. 5;
* How you determine the loss factors you apply to your graded loans to develop a general allowance; and
* How you determine both the allocated and unallocated portions of the allowance for loan losses, if applicable.

Investment Activities - page 16

2. Your investment disclosures which begin on page 16 include approximately $4.7 million of short-term interest earning deposits which have been classified as cash for financial statement purposes.
This presentation is somewhat confusing to readers as the amounts disclosed to not directly reconcile to the financial statements. Please revise future filings to more clearly indicate which of the investments included in your table are classified as cash on the balance sheet.

2004 Annual Report

Consolidated Financial Statements

Note 2 - Investment Securities - page 24

3. We note your disclosure that during 2003, you sold FHLMC shares with a cost basis of $2,950 for a gain of $158,600. Furthermore we note that as of September 30, 2004, you have an investment in FHLMC stock with an amortized cost of $8,000 and estimated fair market value of $531,950. Please supplementally tell us when you purchased both sets of shares referred to above and include the number of shares and their original unit or share price, etc. Discuss the impact of any stock dividends or other distributions that may have changed the weighted-average or specific cost basis per unit or share. As a related matter, please also supplementally tell us whether the amortized costs of $2,950 and $8,000 represent the original purchase price of the investments or reflect impairments recorded in prior periods.

Note 3 - Loans Receivable - page 25

4. Please disclose the amount of any loans available for sale for the periods presented in future filings. As a related matter, please also revise future filings to separately present disclosures related to loans available for sale, both here and throughout the filing, in accordance with paragraph 13(e) of SOP 01-6.

5. Please revise future filings to clarify your accounting policies with respect to loans held for resale. Your policies should address the criteria you consider in evaluating when a loan should be classified as held for resale as well as how you account for loans held for resale.

*	*	*

      As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa Haynes at (202) 824-5398 or me at (202) 942-1783 if you have questions.


						Sincerely,


						John P. Nolan
						Accounting Branch Chief


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Wake Forest Bancshares, Inc.
Robert C. White
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